UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Cortexyme, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

22053A 107

(CUSIP Number)

September 30, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.    22053A 107

1	Names of Reporting Persons David A. Lamond
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,925,165
	6	Shared Voting Power - 0 -
	7	Sole Dispositive Power 1,925,165
	8	Shared Dispositive Power - 0 -
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,925,165
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.17%
12	Type of Reporting Person (See Instructions) IN

Item 1.	(a) Name of Issuer:

Cortexyme, Inc.

(b) Address of Issuer’s Principal Executive Offices:

269 East Grand Avenue, South San Francisco, CA 94080

Item 2.	(a) Name of Person Filing:

David A. Lamond

(b) Address of Principal Business Office or, if None, Residence:

269 East Grand Avenue, South San Francisco, CA 94080

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Common Stock, par value $0.001

(e) CUSIP No.:

22053A 107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

1,925,165 shares of common stock. This amount includes: (i) 301,829 shares of common stock held of record by David A. Lamond and (ii) 1,623,336 shares of common stock held of record by Blue Devil Trust dated 12/03/2010. Mr. Lamond is the trustee of Blue Devil Trust 12/03/2010 and holds sole voting and dispositive power with respect to the shares held of record by Blue Devil Trust dated 12/03/2010.

(b)	Percent of Class:

The common stock represents approximately 7.17% of the Issuer’s common stock, based on 26,841,149 issued and outstanding shares of common stock of the Issuer as of August 9, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	1,925,165

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	1,925,165

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a) Not applicable.

(b) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID A. LAMOND

September 30, 2019
Date

/s/ David A. Lamond
Signature